

May 15, 2023

Charles F. Boyle
Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406

> **Re: Universal Health Realty Income Trust**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Response dated May 4, 2023**
> **File No. 001-09321**

Dear Charles F. Boyle:

We have reviewed your May 4, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our April 21, 2023 letter.

Form 10-K for the year ended December 31, 2022

2. Relationship with UHS and Related Party Transactions, page 67

1. We note your response to our prior comment. Please further tell us whether the Company has a repurchase option on Inland Valley to the extent UHS exercises its repurchase option related to Aiken and Canyon Creek. In providing your response, please clarify whether the Company has a right to purchase another property similar to Inland Valley if it does not have a right to repurchase Inland Valley.

You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction